October 31, 2016

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Juniper Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 10, 2016

File No. 001-10352

Dear Mr. Rosenberg:

This letter sets forth the response of Juniper Pharmaceuticals, Inc. (the “Company”) to the comment contained in the letter, dated August 31, 2016, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2015.

For ease of review, the comment contained in the Staff’s letter is set forth below in italics, followed immediately by the Company’s corresponding response.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition and Sales Returns Reserves, F-13

1. Please provide us an accounting analysis with reference to authoritative literature supporting your recognition of sales to Merck KGaA for Crinone at an amount exceeding what appears to be your minimum selling price of direct manufacturing cost plus 20%. It would appear that any amount beyond the minimum is contingent on not only a subsequent sale by Merck KGaA but also on Merck KGaA’s selling price to its customer. As such, it is not clear to us how recognizing amounts over the minimum before Merck KGaA transfers risk of loss to its customer complies with GAAP.

Response:

As discussed verbally with the Staff, after receiving the Staff’s letter, the Company conducted a review of the historical accounting treatment for the sale of Crinone to Merck KGaA under the agreement and identified an error related to the timing of revenue recognition. In connection with this determination, the Audit Committee determined that the Company’s audited consolidated financial statements for the fiscal years ended December 31, 2013 through December 31, 2015, including the unaudited consolidated financial information for each quarterly period within the fiscal years ended December 31, 2014 and 2015, as reported in the Company’s Annual Report on Form 10-K filed on March 10, 2016 and amended on April 22, 2016, and its unaudited condensed consolidated financial statements for the quarters ended March 31, 2016 and June 30, 2016, and the related quarters in 2015, as reported in the Company’s Quarterly Reports on Form 10-Q filed on May 4, 2016 and August 4, 2016, respectively, should no longer be relied upon, and that a restatement of these financial statements is required. The Company is now preparing an amended Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and amended Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016 and June 30, 2016 to reflect this restatement and correct the error.

In response to the Staff’s question, the Company now wishes to advise the Staff of its planned corrected accounting methodology for the sale of Crinone to Merck KGaA under the agreement, with reference to authoritative literature supporting this position.

Description of the Agreement

The Company advises the Staff that it has been party to a commercial supply agreement with Ares Trading S.A. (an affiliate of Merck KGaA) (“Merck KGaA”) since 1999, as amended from time to time, most recently in the form of a Second Amended and Restated License and Supply Agreement dated May 19, 2010, as amended April 4, 2014 (the “Agreement”). Under the Agreement, the Company sells units of Crinone (“Product”) to Merck KGaA for distribution to customers in over ninety (90) countries throughout the world excluding the United States. Product is ordered by Merck KGaA on a country-by-country basis, and the Company manufactures and specifically labels Product for each designated country prior to shipment.

On an annual basis, the Company and Merck KGaA agree to the invoice price for the Product on a country-by-country basis. The invoice price is set as the greater of the Base Price (i.e., direct cost plus 20%) or a specified percentage of the average net selling price in such country for the prior year. (When the Product is introduced in a new country, Base Price is used as the invoice price until sufficient sales history exists to support a greater amount.) The Company invoices Merck KGaA the invoice price upon shipment of the Product.

Product is shipped FOB Port, with Merck KGaA taking product ownership and responsibility for shipping costs, risk of loss, duties and insurance at that point. Merck KGaA does not have a right of return for Product meeting quality standards, nor is there a history of the Company granting returns.

On a quarterly basis, Merck KGaA provides the Company with country-by-country sales information that reflects Product quantities sold through to customers and the actual net selling price for such quarter. The Company uses that sales information to prepare a quarterly reconciliation between the established invoice price and Merck’s net selling price to determine the final purchase price, by country, for Product shipped during that quarter. The quarterly reconciliation process results in an adjustment in favor of either the Company or Merck KGaA, and an incremental billing, or credit, to Merck KGaA is issued accordingly.

Historical Accounting Treatment

The Company historically recognized revenue at the time of shipment in an amount equal to the invoice price. On a quarterly basis, the aggregate amount from the above-described reconciliation process resulted in a revenue adjustment for that quarter and the Company recorded an increase or decrease to revenue with a corresponding asset or liability. As mentioned above, during reconsideration of accounting for Product revenue related to the Agreement, the Company identified an error related to this historical accounting treatment.

Consideration of Accounting Principles

In reconsidering the accounting treatment, the Company considered Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 605 (Revenue Recognition) and Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. Specifically, the Company has evaluated the criteria for whether the fees it receives under the Agreement are fixed or determinable at the time of shipment, and has now concluded that a portion of invoice price billed to and paid by Merck KGaA is contingent.

As described above, the Base Price represents the minimum amount the Company is entitled to receive under the Agreement and the Base Price should be considered fixed or determinable at the time of shipment to Merck KGaA. The Company has now concluded that, on a country-by-country basis, the portion of the invoice price greater than the Base Price is contingent and should be recorded as deferred revenue until the contingency is resolved. That contingency is resolved upon completion of the above-described quarterly reconciliation process.

Accordingly, the Company will recognize revenue in an amount equal to the Base Price at the time of shipment. Any amount invoiced above the Base Price will be recorded as deferred revenue. Upon obtaining quarterly sell-through information from Merck KGaA, including inventory quantities on-hand and net selling price on a country-by-country basis, the Company will record additional revenue based on the difference between the Base Price and the Purchase Price as defined in the agreement. Additionally, deferred revenue will be adjusted quarterly to reflect product available for future sale and thus subject to the quarterly adjustment process in future periods.

Clarification of Accounting Policy in Future Filings

The Company advises the Staff that the Company will revise the disclosure of its accounting policy in the relevant sections of the restated consolidated financial statements for the periods described above.

Should you have any questions or comments regarding the response set forth herein, or require any additional information, please do hesitate to contact me at (617) 639-1516. Thank you for your time and attention.

Very Truly Yours,

/s/ George S. Elston
George O. Elston
Chief Financial Officer